FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated April 29, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

.

BRASIL FOODS’ANNUAL SUSTAINABILITY REPORT IS AMONG THE BEST IN THE WORLD

BRF Brasil Foods’ first Annual Sustainability Report, 2008 edition, was rated as First Runner-Up in the Best First-Time Annual Sustainability Report category of the Corporate Register Reporting Awards (CRRA). This entity is considered a bellwether in the analysis of corporate responsibility reports as well as having the world’s largest online directory of

The award, a first for the Company, is awarded to organizations that have a clear perception of the importance of transparency and accountability in relation to sustainability initiatives. Considered one of the premier world awards for corporate reports, recognition is the result of voting by professionals with expertise in themes related to sustainability, in addition to investors and research analysts, as well as reflecting rigorous technical evaluation.

In the light of this classification, Brasil Foods joins a select group of world companies – already recognized and the recipients of awards - among them, Coca-Cola, Vodafone, Volkswagen, General Electric, Hewlett-Packard, Walt Disney, as well as others.

Brasil Foods’ 2008 report was prepared in guidelines, Level C. In 2009 the Company progressed to level B of the GRI3, meeting the guidelines established by the organization and further underscoring the commitment to economic, environmental and social development.

São Paulo, April 29 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 29, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director